# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chanson International Holding, CIK 0001825349
CUSIP: G2104U107
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: B9 Xinjiang Chuangbo Zhigu, Industrial Park, URUMQI, China (F4), 830017
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001491072

## Reporting persons
- Anson Funds Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,896,348; sole dispositive power 0; shared dispositive power 3,896,348; aggregate amount beneficially owned 3,896,348 (9.9% of the class)
- Anson Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,896,348; sole dispositive power 0; shared dispositive power 3,896,348; aggregate amount beneficially owned 3,896,348 (9.9% of the class)
- Tony Moore: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,896,348; sole dispositive power 0; shared dispositive power 3,896,348; aggregate amount beneficially owned 3,896,348 (9.9% of the class)
- Anson Advisors Inc.: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,896,348; sole dispositive power 0; shared dispositive power 3,896,348; aggregate amount beneficially owned 3,896,348 (9.9% of the class)
- Amin Nathoo: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,896,348; sole dispositive power 0; shared dispositive power 3,896,348; aggregate amount beneficially owned 3,896,348 (9.9% of the class)
- Moez Kassam: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,896,348; sole dispositive power 0; shared dispositive power 3,896,348; aggregate amount beneficially owned 3,896,348 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Chanson International Holding
Address of issuer's principal executive offices: B9 Xinjiang Chuangbo Zhigu Industrial Park No. 100 Guangyuan Road, Shuimogou District Urumqi, China

## Item 2. Person Filing
Name of person filing: Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam
Address of principal business office or, if none, residence:
For Anson Funds Management LP, Anson Management GP LLC and Mr. Moore:
16000 Dallas Parkway, Suite 800
Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:
181 Bay Street, Suite 4200 Toronto, ON
M5J 2T3
Citizenship: Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Moore is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Canadian Investment Advisor

## Item 4. Ownership
Amount beneficially owned: Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 3,896,348 shares of Class A Ordinary Shares held by the Fund.
Percent of class: Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 9.9% of the outstanding shares of Class A Ordinary Shares, which includes shares of Class A Ordinary Shares underlying outstanding warrants (each, a "Warrant," and collectively, the "Warrants") held by Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam. Each Warrant includes a beneficial ownership limitation. The Warrants may not be exercised to the extent the Reporting Persons would, in the case of some of the Warrants, beneficially own more than 9.99% of the outstanding Class A Ordinary Shares. The beneficial ownership set forth herein takes into account the foregoing limitation. This percentage is determined by dividing 3,896,348 by 39,002,490, which is the sum of: (i) 37,629,707 shares of Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission (the "SEC") on June 16, 2025; and (ii) 1,372,783, the number of shares of Class A Ordinary Shares receivable by the Fund upon exercise of the Warrants.
Sole power to vote or to direct the vote: See Section 4(a)
Shared power to vote or to direct the vote: See Section 4(a)
Sole power to dispose or to direct the disposition: See Section 4(a)
Shared power to dispose or to direct the disposition: See Section 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: To Come

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: To Come

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: To Come

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: To Come

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Anson Advisors Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, Tony Moore, Manager (08/14/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (08/14/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore, Manager (08/14/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo, Amin Nathoo, Director (08/14/2025)
- Anson Advisors Inc.: /s/ Moez Kassam, Moez Kassam, Director (08/14/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo, Director (08/14/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam, Director (08/14/2025)